UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 25, 2016 (August 23, 2016)

RANGE RESOURCES CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	001-12209	34-1312571
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Throckmorton Street, Suite 1200

Fort Worth, Texas 76102

(Address of principal executive offices)

(817) 870-2601

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement

On August 23, 2016, Range Resources Corporation, a Delaware corporation (“Range”), entered into the following agreements with the applicable indenture trustee:

•	a supplemental indenture (the “2021 Supplemental Indenture”) to the Indenture, dated as of May 25, 2011, by and among Range, the guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee, governing Range’s 5.75% senior subordinated notes due 2021.

•	a supplemental indenture (the “2022 Supplemental Indenture”) to the Indenture, dated as of March 9, 2012, by and among Range, the guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee, governing Range’s 5.00% senior subordinated notes due 2022.

•	a supplemental indenture (the “2023 Supplemental Indenture” and, together with the 2022 Supplemental Indenture and the 2021 Supplemental Indenture, the “Supplemental Indentures”) to the Indenture, dated as of March 18, 2013, by and among Range, the guarantors party thereto, and U.S. Bank National Association, as trustee, governing Range’s 5.00% senior subordinated notes due 2023.

These Supplemental Indentures are not yet effective. The effectiveness of each of the Supplemental Indentures is conditioned upon, among other things, the consummation of the merger contemplated by the previously-disclosed Agreement and Plan of Merger, dated as of May 15, 2016 (the “Merger Agreement”), by and among Range, Memorial Resource Development Corp. (“Memorial”), and Medina Merger Sub, Inc. (“Merger Sub”). Pursuant to the Merger Agreement (and on the terms and subject to the conditions set forth in the Merger Agreement), Merger Sub would merge with and into Memorial, as a result of which Memorial would become a wholly owned subsidiary of Range (the “Merger”).

The foregoing descriptions of the Supplemental Indentures are qualified in their entirety by reference to the respective Supplemental Indentures themselves, which are each filed herewith as exhibits and incorporated by reference herein.

Important Additional Information

This Current Report on Form 8-K (“Form 8-K”) does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This Form 8-K is being made in respect of transactions related to the proposed merger transaction involving Range and Memorial.

In connection with the Merger, Range has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (333-211994) on June 13, 2016, as amended, which has been declared effective by the SEC and includes a joint proxy statement of Range and Memorial and also constitutes a prospectus of Range. Each of Range and Memorial also plan to file other relevant documents with the SEC regarding the Merger. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. The definitive joint proxy statement/prospectus(es) for each of Range and/or Memorial have been mailed to shareholders of Range and/or Memorial, as applicable.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS REGARDING THE MERGER, INVESTORS AND SECURITY HOLDERS OF RANGE AND/OR MEMORIAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about Range and Memorial, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Range will be available free of charge on Range’s website at http://www.rangeresources.com/ under the heading “Investors” or by contacting Range’s Investor Relations

Department by email at lsando@rangeresources.com, damend@rangeresources.com, mfreeman@rangeresources.com, or by phone at 817-869-4267. Copies of the documents filed with the SEC by Memorial will be available free of charge on Memorial’s website at http://www.memorialrd.com under the heading “Investor Relations” or by phone at 713-588-8339.

Participants in the Solicitation

Range, Memorial and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Memorial is set forth in its proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 1, 2016. Information about the directors and executive officers of Range is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 8, 2016. These documents can be obtained free of charge from the sources indicated above.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions regarding the Merger. Investors may obtain free copies of these documents from Range or Memorial using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This Form 8-K contains certain “forward-looking statements” within the meaning of federal securities laws, including within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Range’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this press release that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, costs and other anticipated financial impacts of the proposed transaction; the combined company’s plans, objectives, future opportunities for the combined company and products, future financial performance and operating results and any other statements regarding Range’s and Memorial’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. Furthermore, the statements relating to the proposed transaction are subject to numerous risks and uncertainties, many of which are beyond Range’s or Memorial’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Range’s or Memorial’s shareholders; the timing to consummate the proposed transaction; satisfaction of the conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Range and Memorial; the effects of the business combination of Range and Memorial, including the combined company’s future financial condition, results of operations, strategy and plans; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; expected synergies and other benefits from the proposed transaction and the ability of Range to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements and investigations; and actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to oil and natural gas exploration; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; weather-related issues; changes in capital spending by customers; delays or failures by customers to make payments owed to us; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; and maintaining a highly skilled workforce. Range’s and Memorial’s respective reports on Form 10-K for the year ended December 31, 2015, Form 10-Q for the quarter ended March 31, 2016 and June 30, 2016, recent Current Reports on Form 8-K, and other SEC filings, including the registration statement on Form S-4, as amended, that includes a joint proxy statement of Range and Memorial and constitutes a prospectus of Range, discuss some of the important risk factors identified that may affect these factors and Range’s and Memorial’s respective business, results of operations and financial condition. Range and Memorial undertake no obligation to revise or update publicly any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

4.1	Second Supplemental Indenture, by and among Range Resources Corporation, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., dated as of August 23, 2016

4.2	Second Supplemental Indenture, by and among Range Resources Corporation, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., dated as of August 23, 2016

4.3	First Supplemental Indenture, by and among Range Resources Corporation, the guarantors named therein and U.S. Bank National Association, dated as of August 23, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RANGE RESOURCES CORPORATION

Date: August 25, 2016	By:	/s/ David P. Poole
Senior Vice President – General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

4.1	Second Supplemental Indenture, by and among Range Resources Corporation, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., dated as of August 23, 2016

4.2	Second Supplemental Indenture, by and among Range Resources Corporation, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., dated as of August 23, 2016

4.3	First Supplemental Indenture, by and among Range Resources Corporation, the guarantors named therein and U.S. Bank National Association, dated as of August 23, 2016